UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Previous Independent Registered Public Accounting Firm

With effect from July 17, 2024, Caravelle International Group (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as the independent registered public accounting firm of the Company, which was approved by the audit committee of the Company on July 17, 2024.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of October 31, 2022 and for the fiscal year ended October 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the most recent fiscal year and through the subsequent interim period preceding such change, there were no (i) disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year end accounting close and reporting; (iii) a lack of a functional internal audit department, IT department or personnel that monitors the consistencies of the preventive internal control procedures and a lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned and no risk assessment performed for the effectiveness of internal control over financial reporting; and (iv) failure to properly design and maintain effective IT general controls on the financial system, including the logical access controls on provision, termination, privileged access, password and user access period review, the control on change management, physical security on application servers, and Cybersecurity of the IT environment. There were no disputes or disagreements or unresolved matters between the Company and Marcum Asia in respect of the matters described herein that need to be brought to the attention of the Company’s shareholders and creditors, and there are no matters in respect of the change of the Company’s independent registered public accounting firm that need to be brought to the attention of the shareholders of the Company.

The Company has provided Marcum Asia with a copy of this disclosure before its filing with the U.S. Securities and Exchange Commission (the “SEC”), and requested that Marcum Asia furnish to the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter is attached hereto as Exhibit 16.1.

New Independent Registered Public Accounting Firm

On July 18, 2024, the Company engaged WWC, P.C. (“WWC”) as the independent registered public accounting firm and auditor of the Company to audit the consolidated financial statements of the Company as of and for the fiscal year ending October 31, 2023 to be filed with the SEC and the Company’s internal controls over financial reporting as of October 31, 2023 in accordance with the Securities Exchange Act of 1934, as amended. The engagement was approved by the audit committee of the Company on July 17, 2024

During the two most recent fiscal years and the subsequent interim period through the date of this report, the Company has not consulted with WWC regarding any of the following:

1. the application of accounting principles to any specified transaction, either completed or proposed;

2. the type of audit opinion that might be rendered on the Company’s financial statements by WWC, in either case where written or oral advice provided by WWC would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3. any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

As of the date of this report, WWC has executed an engagement letter and formally commenced the engagement.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of Marcum Asia dated August 12, 2024, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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